SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

December 16, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew outlines 'Strategy for Growth', provides mid-term guidance and announces share buyback
16 December 2021

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, will today present its Strategy for Growth at a virtual Meet the Management event for institutional investors and analysts.

Roland Diggelmann, Chief Executive Officer, said:
"Smith+Nephew is at an inflection point, with a clear ambition and strategy for growth. We are transforming to a sustainably higher growth company with innovation at its core, building on our strong portfolio and pipeline of new technologies, and underpinned by improving productivity and commercial execution. With financial discipline we will continue to invest in the business to take advantage of the opportunities we see, while also driving shareholder returns."

Our Strategy for Growth will be driven by innovation, productivity and commercial execution.

Innovation-led
●     Building on our strong product portfolio and pipeline of disruptive technologies

Productivity and Commercial Execution
●     Delivering current manufacturing and supply optimisation programmes
●     Sustaining recent strong profitable growth in Advanced Wound Management and Sports Medicine franchises, representing around 60% of the portfolio
●     Re-establishing momentum and growth in our Orthopaedics franchise

Financial performance commitment
●     Targeting consistent 4-6% organic revenue growth by 2024, structurally ahead of historic levels
●     Rebuilding trading margin, targeting at least 21% by 2024 with further improvements thereafter

Capital Allocation discipline, prioritised as
●     Maintaining higher investment in innovation to drive organic growth
●     Continue acquiring new technologies and expanding in higher growth segments that have a strong strategic fit and meet our financial criteria
●     Maintaining progressive dividend policy and investment grade credit metrics
●     New commitment to return surplus capital to shareholders through a regular annual share buy-back; expected to be in the range of $250-300 million in 2022

Meet the Management event details

The virtual Meet the Management event for institutional investors and analysts will be held today from 12:30pm GMT (7:30am EST). The formal presentation will be streamed live with a replay available after the event on our website.

Full year results and 2022 financial guidance will be published on 22 February 2022, as previously disclosed.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees  deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.6 billion in 2020. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations

. ◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: December 16, 2021

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary